# TOP TIER SPORTS (USA) INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDING NOVEMBER 30, 2024

Derek MacLeod
Chartered Professional Accountant
Dunvegan Consulting Ltd

December 9th, 2024

Nathan Nowak
Top Tier Sports (USA) Inc.

Dear Nathan,

**Subject: Financial Statement Review for the Period Ending November 30, 2024**

I have completed a review of the financial statements for Top Tier Sports (USA) Inc for the period ending November 30th, 2024, which have been prepared in accordance with US GAAP. The purpose of my review was to provide limited assurance that nothing has come to my attention that would suggest financial statements are materially misstated.

**Key Findings**

- **Revenue Activities**: As per the financial statements, no revenue-generating activities have commenced during this period. Accordingly, no revenue has been recognized, which is consistent with your operations to date.

- **Expenses**: The expenses reported appear to be in line with the nature of your business during the review period. These expenses primarily relate to startup and administrative costs, and I found no issues with their classification or presentation.

- **Cash Flow**: The statement of cash flow reflects the cash movements associated with your operating and financing activities. It is important to ensure adequate cash reserves as you prepare for the commencement of revenue-generating activities.

- **Assets and Liabilities:** No significant issues were identified with the classification or valuation of assets and liabilities. The accounts payable and due to related party liability balances appear reasonable for this stage of business operations.

- **Compliance with US GAAP**: The financial statements are generally in compliance with US GAAP as applied to the early-stage operations of your company.

**Recommendations**

1. **Cash Flow Management:** Given the absence of revenue, I recommend closely monitoring cash flow and ensuring sufficient liquidity as the business moves toward its next operational phase.

2. **Pre-Revenue Expenses:** It may be beneficial to continue tracking all pre-revenue expenses, as these could have implications for future tax planning and capitalization under US GAAP.

3. **Internal Controls:** Strengthening internal controls over financial reporting, especially in areas related to expenditures and cash management, will be important as your operations scale.

**Conclusion**

Based on my review, nothing has come to my attention that would suggest the financial statements for Top Tier Sports (USA) Inc for the period ending November 30th, 2024, are materially misstated. Please note that this is a review engagement, not an audit, and I am not expressing an opinion on the overall accuracy or completeness of the financial statements.

Should you have any questions or wish to discuss the findings further, please feel free to contact me.

Thank you for your continued trust in my services.

Sincerely,

Derek Macleod, CPA
Dunvegan Consulting Ltd.

**TOP TIER SPORTS (USA) INC**
**FINANCIAL STATEMENTS**
**FOR THE PERIOD ENDED NOVEMBER 30, 2024**

## TABLE OF CONTENTS

**TOP TIER SPORTS (USA) INC**
**BALANCE SHEET**
FOR THE PERIOD ENDING NOVEMBER 30, 2024

| | 2024 |
|---|---|
| **ASSETS** | |
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ - |
| Prepaid expenses | - |
| Total current assets | - |
| **TOTAL ASSETS** | $ - |
| | |
| **LIABILITIES AND SHAREHOLDER'S' EQUITY** | |
| **CURRENT LIABILITIES:** | |
| Accounts payable & accrued expenses | 25,500 |
| Total current liabilities | $ 25,500 |
| **LONG-TERM LIABILITIES:** | |
| Due to related party Current portion of note payable | 15,156 |
| Total long term liabilities | $ 15,156 |
| Total liabilities | **$ 40,656** |
| | |
| **SHAREHOLDERS' EQUITY** | |
| Shareholders' equity | (40,656) |
| Total shareholders' equity | ($40,656) |
| | |
| **TOTAL LIABILITIES AND AMD SHAREHOLDER'S EQUITY** | |

The accompanying notes are an integral part of these financial statements

# TOP TIER SPORTS (USA) INC
## STATEMENT OF OPERATIONS
### FOR THE PERIOD ENDING NOVEMBER 30, 2024

|  | 2024 |
|---|---|
| **OPERATING REVENUES:** |  |
| Sales, Net | $ - |
| Total operating revenues | - |
| **OPERATING EXPENSES:** |  |
| Research and Development | $ 40,656 |
| Taxes and licenses | - |
| Total operating expenses | $ 40,656 |
| **OPERATING REVENUES OVER EXPENSES;** | ($ 40,656) |
|  |  |
| **OTHER (INCOME) EXPENSE:** |  |
| Interest Income | - |
| Other Income | - |
| Total other (income) expenses |  |
| **INCOME BEFORE INCOME TAXES** | ($ 40,656) |
| **PROVISION FOR INCOME TAXES** | - |
| **NET INCOME (LOSS)** | ($ 40,656) |

The accompanying notes are an integral part of these financial statements.

# TOP TIER SPORTS (USA) INC
## STATEMENT OF SHAREHOLDERS' EQUITY
### FOR THE PERIOD ENDING NOVEMBER 30, 2024

|  | Shareholders' equity | Total |
|---|---|---|
| Balance, November 30, 2024 | - | - |
| Distributions | - | - |
| Net (loss) income | ( 40,656) | (40,656) |
| Balance, November 30, 2024 | $ (40,656) | $ (40,656) |

The accompanying notes are an integral part of these financial statements.

# TOP TIER SPORTS (USA) INC
# STATEMENT OF CASH FLOWS
## FOR THE PERIOD ENDING NOVEMBER 30, 2024

|  | **2024** |
|---|---|
| **Cash Flows from Operating Activities** | $ - |
| Net (loss) Income | $ (40,656) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in assets and liabilities | |
| Accounts payable | $ 25,500 |
| Due to related party | $ 15,156 |
| Net Cash Provided by (used for) Operating Activities | |
| Change in cash and cash equivalents | |
| Cash – Beginning of period | |
| Cash – End of period | |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:

| Interest paid | $ - |
|---|---|
| Income taxes | $ - |

The accompanying notes are an integral part of these financial statements.

# TOP TIER SPORTS (USA) INC
## NOTES TO THE FINANCIAL STATEMENTS
### FOR THE PERIOD ENDING NOVEMBER 30, 2024

### NOTE 1 – DESCRIPTION OF BUSINESS

Top Tier Sports (USA) Inc. (the 'Company') was incorporated in the Stae of Wyoming on November 5, 2024 ('Inception'). The Company was formed to empower young athletes by providing a safe, competitive, and professionally managed environment for growth through organized youth football tournaments across the country.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

### Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

### Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

### Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)     to apply the new standard only to contracts that are not completed as of January 1, 2023; and

(ii)    to reflect the aggregate effect of all contract modifications prior to January 1, 2023 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.


The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed

### Income taxes

The Company is a Wyoming Corporation and is classified as a Corporation for Federal income tax purposes. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years Accordingly, no provision for income taxes has been reflected in these financial statements.

The Company's policy for recognizing interest and penalties associated with tax matters is to record them as part of other expenses and include accrued interest and penalties with the related tax liability on the balance sheet. The Company has no unrecognized tax benefits at November 30, 2024.

## NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

    I.   quoted prices for similar assets or liabilities in active markets;

    II.  quoted prices for identical or similar assets in markets that are not active;

    III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

    IV.  inputs derived principally from, or corroborated by, observable market data by correlation or by other means.

- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's expenses as paid by the founder of the Company. At November 30, 2024, the amount paid by the founder was $15,156.